SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

47103J 105

(CUSIP Number)

Jay Lichter, Ph.D.

Avalon Ventures

1134 Kline Street

La Jolla, California 92037

(858) 348-2180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon Ventures XI, L.P. (“Avalon Ventures”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 9.5% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon BioVentures SPV I, L.P. (“ABV SPV”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,479,492
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,479,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,479,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.7% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,479,492 shares of the Issuer’s Common Stock which constitute approximately 9.7% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon Bioventures I, LP (“ABV I”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 849,854
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 849,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 849,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.84% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 849,854 shares of the Issuer’s Common Stock which constitute approximately 1.84% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon Ventures XI GP LLC (“Avalon XI GP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 9.5% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons ABV SPV I GP LLC (“ABV SPV GP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,479,492
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,479,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,479,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.7% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,479,492 shares of the Issuer’s Common Stock which constitute approximately 9.7% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon BioVentures GP, LLC (“ABV GP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 849,854
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 849,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 849,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.84% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 849,854 shares of the Issuer’s Common Stock which constitute approximately 1.84% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Kevin Kinsella (“Kinsella”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by AVB I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 9.5% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Richard Levandov (“Levandov”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by AVB I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 9.5% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Braden Bohrmann (“Bohrmann”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by AVB I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 9.5% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Jay Lichter, Ph.D. (“Lichter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,791(2)
	8.	Shared Voting Power 9,716,563
	9.	Sole Dispositive Power 49,791(2)
	10.	Shared Dispositive Power 9,716,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,766,354(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 21.2%(4)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by AVB I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents an option to purchase common stock within 60 days of November 13, 2023.
(3)

Includes 4,387,217 shares held by Avalon Ventures, 4,479,492 shares held by ABV SPV, 849,854 held by Avalon Bioventures, I, LP and 49,791 shares issuable to the Reporting Person upon exercise of an option to purchase common stock within 60 days of November 13, 2023.

(3)

The reporting person is the beneficial owner of 9,766,354 shares of the Issuer’s Common Stock which constitute approximately 21.2% of the class outstanding. The percentage calculation is based on 46,168,430 shares of Common Stock outstanding as of November 15, 2023, assuming the exercise of the Reporting Person’s option exercisable within 60 days of November 15, 2023 and assuming that the Issuer has 46,168,430 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Tighe Reardon (“Reardon”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 434,046(2)
	8.	Shared Voting Power 5,329,346
	9.	Sole Dispositive Power 434,046(2)
	10.	Shared Dispositive Power 5,329,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,392(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.5%(4)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Represents 172,935 shares held directly by the Reporting Person and 261,111 shares issuable to the Reporting Person upon exercise of an option to purchase common stock within 60 days of November 13, 2023.

(3)

Includes 4,479,492 shares held by ABV SPV, 849,854 shares held by ABV I, 172,935 shares held directly by the Reporting Person and 192,150 shares issuable to the Reporting Person upon exercise of an option to purchase common stock within 60 days of November 13, 2023.

(4)

The reporting person is the beneficial owner of 5,763,392 shares of the Issuer’s Common Stock which constitute approximately 12.5% of the class outstanding. The percentage calculation is based on 46,168,430 shares of Common Stock outstanding as of November 13, 2023, assuming the exercise of the Reporting Person’s option exercisable within 60 days of November 13, 2023 and assuming that the Issuer has 46,168,430 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Sergio Duron (“Duron”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 123,433
	8.	Shared Voting Power 849,854
	9.	Sole Dispositive Power 123,433
	10.	Shared Dispositive Power 849,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 973,287
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.1%(2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by AVB I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 973,287 shares of the Issuer’s Common Stock which constitute approximately 2.1% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Sanford Madigan, Ph.D. (“Madigan”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 144,233
	8.	Shared Voting Power 849,854
	9.	Sole Dispositive Power 144,233
	10.	Shared Dispositive Power 849,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,087
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.2%(2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), Avalon BioVentures I, LP (ABV I”), Avalon BioVentures GP, LLC (ABV GP”), ABV SPV I GP LLC (“ABV SPV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by AVB I. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Jay Lichter, Ph.D., Tighe M. Reardon, Sanford J. Madigan, Ph.D. and Sergio G. Duron share voting and investment power with respect to the shares held by AVB I. Avalon Ventures, ABV SPV, Avalon XI GP, ABV I, ABV GP, ABV SPV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Sergio G. Duron, Sanford J. Madigan, Ph.D., Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 994,087 shares of the Issuer’s Common Stock which constitute approximately 2.2% of the class outstanding. The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Avalon Ventures, ABV SPV, Avalon XI GP, ABV SPV GP, Kinsella, Levandov, Bohrmann, Lichter and Reardon with the Securities and Exchange Commission on June 25, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1(b) is hereby amended and restated in its entirety as follows:

(b) The principal executive offices of the Issuer are located at 10955 Vista Sorrento Parkway, Suite 200, San Diego, CA 92130.

Item 2.	Identity and Background

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The persons and entities filing this Schedule 13D are Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon, Madigan and Duron (collectively, the “Reporting Persons”). Lichter is a director of the Issuer and Reardon is an officer of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated by adding the following paragraph at the end of Item 3:

On November 13, 2023, ABV I purchased 849,854 shares of Common Stock in the open market at $5.87 per share for an aggregate purchase price of $4,988,642.98, all of which were paid with funds of ABV I.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons own the securities reported herein for investment purposes only. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of the Reporting Persons’ ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Avalon Ventures	4,387,217	0	4,387,217	0	4,387,217	4,387,217	9.5%
ABV SPV	4,479,492	0	4,479,492	0	4,479,492	4,479,492	9.7%
ABV I	849,854	0	849,854	0	849,854	849,854	1.84%
Avalon XI GP (2)	0	0	4,387,217	0	4,387,217	4,387,217	9.5%
ABV SPV GP (3)	0	0	4,479,492	0	4,479,492	4,479,492	9.7%
ABV GP	0	0	849,854	0	849,854	849,854	1.84%
Kinsella (4)	0	0	4,387,217	0	4,387,217	4,387,217	10.5%
Levandov (4)	0	0	4,387,217	0	4,387,217	4,387,217	10.5%
Borhmann(4)	0	0	4,387,217	0	4,387,217	4,387,217	10.5%
Madigan (11)	144,233	144,233	849,854	144,233	849,854	994,087	2.2%
Duron (12)	123,433	123,433	849,854	123,433	849,854	973,287	2.1%
Lichter (4) (5) (6)(9)	49,791	49,791	9,716,563	49,791	9,716,563	9,766,354	21.2%
Reardon (5)(7)(10)	434,046	434,046	5,329,346	434,046	5,329,346	5,763,392	12.5%

(1)

The percentage calculation assumes that there are currently 46,168,430 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

(2)	Avalon XI GP is the general partner of Avalon Ventures.
(3)	ABV SPV GP is a general partner of ABV SPV.
(4)

The Reporting Person is a managing member of Avalon XI GP. The shares are held by Avalon Ventures. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(5)

The Reporting Person is a managing member of ABV SPV GP. The shares are held by ABV SPV. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(6)	The Reporting Person is a director of the Issuer.
(7)	The Reporting Person is an officer of the Issuer.
(8)	ABV GP is general partner of ABV I.
(9)

The Reporting Person is a managing member of AVB I. The shares are held by ABV I. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(10)

The Reporting Person is a managing member of AVB I. The shares are held by ABV I. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(11)

The Reporting Person is a managing member of ABV I. The shares are held by ABV I. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(12)

The Reporting Person is a managing member of ABV I. The shares are held by ABV I. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(c) The information provided in Item 3 is hereby incorporated by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2023

AVALON VENTURES XI, L.P.		AVALON BIOVENTURES SPV I, L.P.

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON VENTURES XI GP LLC		ABV SPV I GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

/s/ Kevin Kinsella		/s/ Richard Levandov
KEVIN KINSELLA		RICHARD LEVANDOV

/s/ Braden Bohrmann		/s/ Jay Lichter
BRADEN BOHRMANN		JAY LICHTER, PH.D.

/s/ Tighe Reardon		/s/ Sergio G. Duron
TIGHE REARDON		SERGIO G. DURON

/s/ Sanford J. Madigan
SANFORD J. MADIGAN, PH.D.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)